

October 7, 2014

Via E-Mail
Mr. C. Michael Stoehr
Senior Vice President and Chief Financial Officer
VOXX International Corporation
180 Marcus Blvd.
Hauppauge, NY   11788

> **Re:** **VOXX International Corporation**
> **Form 10-K for fiscal year ended February 28, 2014**
> **Filed May 15, 2014**
> **File No. 1-09532**

Dear Mr. Stoehr:

We have reviewed your response letter dated September 15, 2014 and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 28, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 24

1.   Please revise your disclosure in future filings to ensure that investors are provided with information that allows for an assessment of the probability of a future material impairment charge. Refer to S-K 303(a)(3)(ii) and Section V of Release 33-8350. In that regard, please consider disclosing the following for each reporting unit that is at risk of failing step one of the impairment test:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

2.   Also, please tell us if any of your indefinite-lived trademarks of $114.9 million as of February 28, 2014 were at risk of impairment. To the extent that a reasonably likely change in assumptions, judgments, and/or estimates would have resulted in an impairment charge, please similarly revise your critical accounting policies for these assets in future filings.

Item 8. Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

k. Goodwill and Intangible Assets, page 54

3.   We note your response to prior comment 5 related to your impairment methodology and assumptions. Please provide us with a more thorough description of the assumptions used in your DCF valuation for the Klipsch and Hirschmann reporting units. Include the carrying values of the reporting units, the source of assumptions specific to each unit, and whether the assumptions and methodology used for valuing goodwill in the current period have changed from the testing performed in 2013. Identify the impact of any changes and describe the reasons for such changes. For example, specifically tell us the long-term growth rates and risk-adjusted discount rates used for each of these reporting units and how you derived those rates for your testing in 2014 and 2013. Explain the reasons for any changes between the dates. Tell us about the projected cash flows used in your valuations and how these cash flows compare to other internal forecasts and budgets of the company, historical cash flows for the reporting units, and actual cash flows since that time.

4.   As we note that the company's market capitalization was and is significantly below the net book value of the company, and further to your response to prior comment 5, please discuss in more detail how the company's market capitalization corroborated the reasonableness of the fair value of the company and the reporting units. Include quantitative information with your response.

5.   We note that sales and net income for the company were down in the first quarter ended
        May 31, 2014 compared to the prior year, including a 12.3% decline in the premium
        audio sales segment. Also, the price of your common stock has declined from
        approximately $13.00 at year end to approximately $9.00 as of May 31, 2014. As a result
        your market capitalization has also declined. Tell us about your consideration of whether
        or not there were any events or changes in circumstances that caused you to conduct an
        impairment test since your February 28, 2014 test. Refer to FASB ASC 350-20-35-30,
        350-20-35-3C(a) through (g), 350-20-35-8A, and 350-20-35-3F through 35-3G.

6.   In your impairment testing, please tell us how you considered FASB ASC 350-20-35-31.

        You may contact David Burton, Staff Accountant at (202) 551-3626 or Kate Tillan,
Assistant Chief Accountant at (202) 551-3604 if you have questions regarding these comments.
In this regard, do not hesitate to contact me at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant